EXHIBIT 99.1

               FACTORS POSSIBLY AFFECTING FUTURE OPERATING RESULTS

     From time to time, Wilson Greatbatch Technologies, Inc. (the Company) publishes forward-looking statements relating to anticipated financial performance, business development (including mergers, acquisitions, and other commercial arrangements), product development and regulatory approval timelines, intellectual property matters, market developments and similar matters. A variety of factors could cause the company's actual results and experience to differ materially from those projected, including the following:

Risks Related To Our Business

     We depend heavily on a limited number of customers, and if we lose any of them, we would lose a substantial portion of our revenues.

     A substantial portion of our business is conducted with a limited number of customers, including Guidant, St. Jude Medical, Medtronic and Biotronik. In 2003, Guidant and St. Jude Medical collectively accounted for approximately 66% of our revenues. Our supply agreements, particularly with our large customers, might not be renewed after they expire, including our battery supply agreement with Guidant, which expires on December 31, 2006, and our supply agreement with St. Jude Medical, which expires on December 31, 2006. Furthermore, our supply agreements with St. Jude Medical, Medtronic, Biotronik and Guidant do not contain any minimum purchase level requirements and therefore there is no guaranteed source of revenue that we can depend upon under these agreements. The loss of any large customer for any reason would harm our business, financial condition and results of operations.

     If we do not respond to changes in technology, our products may become obsolete and we may experience a loss of customers and lower revenues.

     We sell our products to customers in several industries that are characterized by rapid technological changes, frequent new product introductions and evolving industry standards. For example, in 1998, an industry-wide design change in ICDs occurred, resulting in new ICDs using one battery instead of two. Primarily as a result of this design change, our implantable medical battery revenues decreased 19% in 1999 compared to 1998. Without the timely introduction of new products and enhancements, our products and services will likely become technologically obsolete over time and we may lose a significant number of our customers. In addition, other new products introduced by our customers may require fewer of our batteries or components. We dedicate a significant amount of resources to the development of our batteries and other products and technologies and we would be harmed if we did not meet customer requirements and expectations. Our inability, for technological or other reasons, to successfully develop and introduce new and innovative power sources and other products could result in a loss of customers and lower revenues.

     If we are unable to successfully market our current or future products, our business will be harmed and our revenues and operating results will be reduced.

     The market for our medical batteries, components and other products has been growing in recent years. If the market for our products does not grow as rapidly as forecasted by industry experts, our revenues could be less than expected. In addition, it is difficult to predict the rate at which the market for our products will grow or at which new and increased competition will result in market saturation. Slower growth in the pacemaker, ICD and CRT markets in particular would negatively impact our revenues. In addition, we face the risk that our products will lose widespread market acceptance. We cannot assure you that our customers will continue to utilize the products we offer or that a market will develop for our future products. We may at times determine that it is not technically or economically feasible for us to continue to manufacture certain products and we may not be successful in developing or marketing them. Additionally, new technologies that we develop may not be rapidly accepted because of industry-specific factors, including the need for regulatory clearance, entrenched patterns of clinical practice and uncertainty over third party reimbursement. If this occurs, our business will be harmed and our revenues and operating results will be negatively affected.


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We are subject to pricing pressures from customers, which could harm our operating results.

     We have made price concessions to some of our large customers in recent years and we expect customer pressure for pricing concessions will continue. Further, price concessions or reductions may cause our operating results to suffer. In addition, any delay or failure by a large customer to make payments due to us also could harm our operating results or financial condition.

     We rely on third party suppliers for raw materials, key products and subcomponents and if we are unable to obtain these materials, products and subcomponents on a timely basis or on terms acceptable to us, our ability to manufacture products will suffer.

     Our business depends on a continuous supply of raw materials. The principal raw materials used in our business include lithium, iodine, tantalum, platinum, ruthenium, gallium trichloride, tantalum pellets and vanadium pentoxide. Raw materials needed for our business are susceptible to fluctuations due to transportation, government regulations, price controls, economic climate or other unforeseen circumstances. Increasing global demand for some of the raw materials we need for our business, including platinum, gallium trichloride and tantalum, has caused the prices of these materials to increase significantly. In addition, there are a limited number of worldwide suppliers of the lithium needed to manufacture our products. We cannot assure you that we will be able to continue to procure raw materials critical to our business or to procure them at acceptable price levels.

     We rely on third party manufacturers to supply many of our raw materials. For example, we rely on FMC to supply us with lithium for our power sources and HC Starck to supply us with tantalum powder and wire for capacitors. Manufacturing problems may occur with these and other outside sources, as a supplier may fail to develop and supply products and subcomponents to us on a timely basis, or may supply us with products and subcomponents that do not meet our quality, quantity and cost requirements. If any of these problems occur, we may be unable to obtain substitute sources of these products and subcomponents on a timely basis or on terms acceptable to us, which could harm our ability to manufacture our own products and components profitably or on time. In addition, to the extent the processes that our suppliers use to manufacture products and subcomponents are proprietary, we may be unable to obtain comparable subcomponents from alternative suppliers.

We may never realize the full value of our intangible assets, which represent a significant portion of our total assets.

     At December 31, 2003, we had $171.0 million of intangible assets, representing 39% of our total assets and 73% of our stockholders' equity. These intangible assets consist primarily of goodwill, trademarks, tradenames and patented technology arising from our acquisitions. Under SFAS No. 142, adopted by us on December 29, 2001, goodwill and other intangible assets with indefinite lives are no longer amortized. SFAS No. 142 requires that the fair value of goodwill and other intangible assets with indefinite lives be tested annually or upon the occurrence of certain events, and be written down to fair value if considered impaired. We may not receive the recorded value for our intangible assets if we sell or liquidate our business or assets. In addition, the material concentration of intangible assets increases the risk of a large charge to earnings in the event that the recoverability of these intangible assets is impaired, and in the event of such a charge to earnings, the market price of our common stock could be adversely affected. In addition, intangible assets with definite lives, which represent $51.4 million of our net intangible assets at December 31, 2003, will continue to be amortized. We incurred total amortization expenses relating to these intangible assets of $3.2 million in 2003. These expenses will reduce our future earnings or increase our future losses.



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Quality problems with our medical batteries and other products could harm our reputation for producing high quality products, erode our competitive advantage and result in claims against us.

     Our medical batteries and other products are held to high quality standards. In the event that our medical batteries and other products fail to meet these standards, our reputation for producing high quality medical batteries and other products could be harmed, which would damage our competitive advantage and could result in lower revenues. From time to time quality or performance issues have arisen regarding our medical batteries and other products. Product quality or performance issues, however, may arise in the future that could have a significant adverse impact on us, either because they harm our reputation for high quality, result in a product liability or other legal claim against us, harm our reputation with our customers or result in a decline in our stock price.

If we become subject to product liability claims, our operating results and financial condition could suffer.

     The manufacture and sale of our products expose us to potential product liability claims and product recalls, including those that may arise from failure to meet product specifications, misuse or malfunction of, or design flaws in, our products, or use of our products with components or systems not manufactured or sold by us. Many of our products are components and function in interaction with our customers' medical devices. For example, our batteries are produced to meet various electrical performance, longevity and other specifications, but the actual performance of those products is dependent on how they are in fact utilized as part of the customers' devices over the lifetime of the products. Product performance and device interaction from time to time have been, and may in the future be, different than expected for a number of reasons. Consequently, it is possible that customers may experience problems with their medical devices that could require device recall or other corrective action, where our batteries met the specification at delivery, and for reasons that are not related primarily or at all to any failure by our product to perform in accordance with specifications. It is possible that customers (or patients) may in the future assert that our products caused or contributed to device failure where our product was not the primary cause of the device performance issue. Even if such assertions do not lead to product liability or contract claims, they could harm our reputation and our customer relationships.

     Provisions contained in our agreements with key customers attempting to limit our damages, including provisions to limit damages to liability for gross negligence, may not be enforceable in all instances or may otherwise fail to protect us from liability for damages. Product liability claims or product recalls, regardless of their ultimate outcome, could require us to spend significant time and money in litigation or require us to pay significant damages. The occurrence of product liability claims or product recalls could cause our operating results and financial condition to suffer.


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     We carry product liability insurance coverage which is limited in scope and amount. Our management believes that our insurance coverage is adequate given the risks we face. We cannot assure you that we will be able to maintain this insurance or to do so at a reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim that arises in the future.

Our operating results may fluctuate, which may make it difficult to forecast our future performance and may result in volatility in our stock price.

     Our operating results have fluctuated in the past and are likely to fluctuate significantly from quarter to quarter due to a variety of factors, including:

     o the fixed nature of a substantial percentage of our costs, which results in our operations being particularly sensitive to fluctuations in revenue;

     o changes in the relative portion of our revenue represented by our various products and customers, which could result in reductions in our profits if the relative portion of our revenue represented by lower margin products increases;

     o timing of orders placed by our principal customers who account for a significant portion of our revenues; and

     o    increased costs of raw materials or supplies.

     If we are unable to protect our intellectual property and proprietary rights, our business could be adversely affected.

     We rely on a combination of patents, licenses, trade secrets and know-how to establish and protect our proprietary rights to our technologies and products. As of December 31, 2003, we held 266 active U.S. patents. We cannot guarantee that the steps we have taken or will take to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition to seeking formal patent protection whenever possible, we attempt to protect our proprietary rights and trade secrets by entering into confidentiality and non-compete agreements with employees, consultants and third parties with which we do business. However, these agreements can be breached and, if they are, there may not be an adequate remedy available to us and we may be unable to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures. If our trade secrets become known, we may lose our competitive advantages.

     In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our patents or other proprietary rights, our business could be seriously harmed. We may be required to spend significant resources to monitor our intellectual property rights, we may not be able to detect infringement of these rights and may lose our competitive advantages associated with our intellectual property rights before we do so. In addition, competitors may design around our technology or develop competing technologies that do not infringe on our proprietary rights.


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We may be subject to intellectual property claims, which could be costly and time consuming and could divert our management and key personnel from our business operations.

     In producing our batteries and other components for implantable medical devices, third parties may claim that we are infringing their intellectual property rights, and we may be found to have infringed those intellectual property rights. While we do not believe that any of our products infringe the intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may be used in our technology and products. In addition, third parties may claim that our patents have been improperly granted and may seek to invalidate our existing or future patents. Although we do not believe that any of our active patents should be subject to invalidation, if any claim for invalidation prevailed, the result could be greatly expanded opportunities for third parties to manufacture and sell products which compete with our products and our revenues from any related license agreements would decrease accordingly. We also typically do not receive significant indemnification from parties which license technology to us against third party claims of intellectual property infringement. Any litigation or other challenges regarding our patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved in producing our power sources and other components for implantable medical devices, and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of our products. Infringement claims, even if not substantiated, could result in significant legal and other costs and may be a distraction to management.

We are dependent upon our senior management team and key personnel and the loss of any of them could significantly harm us.

     Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. Our products are highly technical in nature. In general, only highly qualified and trained scientists have the necessary skills to develop our medical batteries and other products. The loss or unavailability to us of any member of our senior management team or a key technical employee could significantly harm us. We face intense competition for these professionals from our competitors, our customers and other companies operating in our industry. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company and to develop our products and technology. We cannot assure you that we would be able to locate or employ such qualified personnel on acceptable terms.

We may not be able to attract, train and retain a sufficient number of qualified professionals to maintain and grow our business.

     Our success will depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is currently aggressive competition for employees who have experience in technology and engineering that is used in manufacturing and producing batteries and other components for implantable medical devices. We compete intensely with other companies to recruit and hire from this limited pool. The industries in which we compete for employees are characterized by high levels of employee attrition. Although we believe we offer competitive salaries and benefits, we may have to increase spending in order to retain personnel.


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We may make acquisitions that could subject us to a number of operational risks and we may not be successful in integrating companies we acquire into our existing operations.

     We have made and expect to make in the future selective acquisitions that complement our core competencies in technology and manufacturing to enable us to manufacture and sell additional products to our existing customers and to expand our business into related markets. However, implementation of our acquisition strategy entails a number of risks, including:

     o    inaccurate assessments of undisclosed liabilities;

     o    diversion of our management's attention from our core businesses;

     o potential loss of key employees or customers of the acquired businesses;

     o difficulties in integrating the operations and products of an acquired business or in realizing projected efficiencies and cost savings; and

     o increases in our indebtedness and a limitation in our ability to access additional capital when needed.

If we are not successful in making acquisitions to expand and develop our business, our operating results may suffer.

     A component of our strategy is to make selective acquisitions that complement our core competencies in technology and manufacturing to enable us to manufacture and sell additional products to our existing customers and to expand our business into related markets. For example, in August 1998, we acquired Hittman Materials and Medical Components, Inc., a medical components manufacturer, in August 2000, we acquired Battery Engineering, Inc., a specialty battery manufacturer, in June 2001, we acquired the Sierra-KD Components Division of Maxwell Technologies, Inc., a leading developer and manufacturer of electromagnetic interference, or EMI, filters and capacitors for implantable medical devices, and in July 2002 we acquired Globe Tool and Manufacturing Company, Inc., a leading manufacturer of high-precision titanium enclosures for implantable medical devices, including pacemakers, ICDs and CRTs. Our continued growth will depend on our ability to identify and acquire companies that complement or enhance our business on acceptable terms. We may not be able to identify or complete future acquisitions. Some of the risks that we may encounter include expenses associated with and difficulties in identifying potential targets, the costs associated with incomplete acquisitions, and higher prices for acquired companies because of competition for attractive acquisition targets. Our failure to acquire additional companies could cause our operating results to suffer.


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We may face competition from our principal customers that could harm our business and we may be unable to compete successfully against new entrants and established companies with greater resources.

     Competition in connection with the manufacturing of batteries for implantable medical devices may intensify in the future. One or more of our customers that manufactures implantable medical devices may undertake additional vertical integration initiatives and begin to manufacture some or all of their battery requirements. Although Medtronic manufactures its own lithium batteries for its pacemakers, ICDs and CRTs, to date, to our knowledge, Medtronic has not sold batteries to third parties. If Medtronic were to begin selling batteries for implantable medical devices to third parties, our revenues could be harmed. Biotronik produces batteries for use in its implantable medical devices and has attempted to market those batteries to other device manufacturers. As the implantable medical device industry continues to consolidate, the risk that our principal customers will manufacture their own power sources will increase. Many of our potential medical battery and component competitors, which include some of our customers, have greater name recognition, longer operating histories, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than our company.

     The market for commercial power sources is competitive, fragmented and subject to rapid technological change. Many other commercial power source suppliers are larger and have greater financial, operational, personnel, sales, technical and marketing resources than our company. These and other companies may develop products that are superior to ours, which could cause our results of operations to suffer.

Accidents at one of our facilities could delay production and adversely affect our operations.

     Our business involves complex manufacturing processes and hazardous materials that can be dangerous to our employees. Although we employ safety procedures in the design and operation of our facilities and we have not experienced any deaths or serious accidents, there is a risk that an accident or death could occur in one of our facilities. Any accident, such as a chemical spill, could result in significant manufacturing delays or claims for damages resulting from injuries, which would harm our operations and financial condition. The potential liability resulting from any such accident or death, to the extent not covered by insurance, could cause our business to suffer. Any disruption of operations at any of our facilities could harm our business.

We intend to expand into new markets and our proposed expansion plans may not be successful, which could harm our operating results.

     We intend to expand into new markets through the development of new product applications based on our existing component technologies. These efforts have required, and will continue to require us to make substantial investments, including significant research, development and engineering expenditures and capital expenditures for new, expanded or improved manufacturing facilities. We may not be able to successfully manage expansion into new markets and products and these efforts may harm our operating results. Specific risks in connection with expanding into new markets include the inability to transfer our quality standards into new products, the failure of customers in new markets to accept our products and price competition.


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Our failure to obtain licenses from third parties for new technologies or the loss of these licenses could impair our ability to design and manufacture new products and harm our revenues.

     We occasionally license technologies from third parties rather than depending exclusively on our own proprietary technology and developments. For example, we license a capacitor patent from the Evans Capacitor Company. Our ability to license new technologies from third parties is and will continue to be critical to our ability to offer new and improved products. We may not be able to continue to identify new technologies developed by others and even if we are able to identify new technologies, we may not be able to negotiate licenses on favorable terms, or at all. Additionally, we could lose rights granted under licenses for reasons beyond our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent.

Our failure to timely or properly implement our new information systems could adversely affect our business.

     We are in the process of implementation of new information systems. Any failures, difficulties or significant delays in implementing these new information systems could result in material adverse consequences to our business, including disruption of operations, loss of information and unanticipated increases in costs.


Risks Related To Our Industry

We and our customers are subject to various political, economic and regulatory changes in the healthcare industry which could force us to modify how we develop and price our products.

     The healthcare industry is highly regulated and is influenced by changing political, economic and regulatory factors. Several of our product lines are subject to international, federal, state and local health and safety, packaging and product content regulations. In addition, implantable medical device products produced by our healthcare customers are subject to regulation by the U.S. Food and Drug Administration and similar governmental agencies. These regulations govern a wide variety of product activities from design and development to labeling, manufacturing, promotion, sales and distribution. Compliance with these regulations may be time consuming, burdensome and expensive and could negatively affect our customers' abilities to sell their products, which in turn would adversely affect our ability to sell our products. This may result in higher than anticipated costs or lower than anticipated revenues.

     These regulations are also complex, change frequently and have tended to become more stringent over time. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state levels. In addition, these regulations may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. We may be required to incur significant expenses to comply with these regulations or remedy past violations of these regulations. Any failure by our company to comply with applicable government regulations could also result in cessation of portions or all of our operations, impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our products are sold into regulated industries, we must comply with additional regulations in marketing our products.


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Our business is subject to environmental regulations that could be costly for our company to comply with.

     Federal, state and local regulations impose various environmental controls on the manufacturing, transportation, storage, use and disposal of batteries and hazardous chemicals and other materials used in, and hazardous waste produced by, the manufacturing of power sources and components. Conditions relating to our historical operations may require expenditures for clean-up in the future and changes in environmental laws and regulations may impose costly compliance requirements on us or otherwise subject us to future liabilities. Additional or modified regulations relating to the manufacture, transportation, storage, use and disposal of materials used to manufacture our batteries and components or restricting disposal of batteries may be imposed. In addition, we cannot predict the effect that additional or modified regulations may have on us or our customers.

Consolidation in the healthcare industry could result in greater competition and reduce our revenues and harm our business.

     Many healthcare industry companies are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we are forced to reduce our prices because of consolidation in the healthcare industry, our revenues would decrease and our operating results would suffer.

Our business is indirectly subject to healthcare industry cost containment measures that could result in reduced sales of our products.

     Our healthcare customers rely on third party payors, such as government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of government, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to patients being unable to obtain approval for payment from these third party payors. If that occurred, sales of implantable medical devices may decline significantly, and our customers may reduce or eliminate purchases of our products. The cost containment measures that healthcare providers are instituting, both in the United States and internationally, could harm our ability to operate profitably.

Our non-medical power source revenues are dependent on conditions in the oil and natural gas industry, which historically have been volatile.

     Sales of our non-medical power sources depend to a great extent upon the condition of the oil and gas industry and, specifically, the exploration and production expenditures of oil and gas companies. In the past, oil and natural gas prices have been volatile and the oil and gas exploration and production industry has been cyclical, and it is likely that oil and natural gas prices will continue to fluctuate in the future. The current and anticipated prices of oil and natural gas influence the oil and gas exploration and production business and are affected by a variety of political and economic factors beyond our control, including worldwide demand for oil and natural gas, worldwide and domestic supplies of oil and natural gas, the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels and pricing, the level of production of non-OPEC countries, the price and availability of


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     alternative fuels, political stability in oil producing regions and the policies of the various governments regarding exploration and development of their oil and natural gas reserves. An adverse change in the oil and gas exploration and production industry or a reduction in the exploration and production expenditures of oil and gas companies could cause our revenues from commercial power sources to suffer.









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